FSD PHARMA INC. ANNOUNCES C$10.125 MILLION PRIVATE PLACEMENT

TORONTO / June 4, 2020 / FSD Pharma Inc. (NASDAQ: HUGE) ("FSD Pharma" or the "Company"), today announced it has entered into definitive agreements with certain institutional investors for the purchase and sale of 1,500,000 shares of the Company's Class B Subordinate Voting Shares ("Shares") at a price of C$6.75 per Share pursuant to a private placement resulting in gross proceeds of approximately C$10.125 million. The Company has also agreed to issue common share purchase warrants to purchase 1,500,000 Shares of the Company. The warrants will have a five year-term and an exercise price of C$9.65 per share. The closing of the offering is expected to occur on or about June 8, 2020, subject to the satisfaction of customary closing conditions including applicable exchange approvals.  The Company has granted the investors an option to acquire up to an additional C$10.125 million of units on the terms set forth above for a period of 30 days following the initial closing.

The proceeds are expected to be used for working capital and other general corporate purposes.

The securities to be sold in this private placement have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws, and accordingly may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About FSD Pharma

FSD Pharma Inc. (Nasdaq: HUGE; CSE: HUGE.CN; FRA: 0K9A) is a publicly traded holding company, since May 2018.

FSD BioSciences Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing over time a robust pipeline of FDA-approved synthetic compounds targeting the endocannabinoid system of the human body to treat certain diseases of the central nervous system and autoimmune disorders of the skin, GI tract and the musculoskeletal system.

Through our acquisition of Prismic Pharmaceuticals in 2Q19, the Company is also making an effort to help address the opioid crisis by developing opioid-sparing prescription drugs utilizing the ultramicronized formulation of palmitoylethanolamide (PEA).

The Company has a Phase 1 first-in-human safety and tolerability trial for its lead candidate, FSD-201, currently underway in Australia.

FSD's wholly-owned subsidiary, FV Pharma, is a licensed producer under Canada's Cannabis Act and Regulations, having received its cultivation license on October 13, 2017, and its full Sale for Medical Purposes license on June 21, 2019 . The Company is licensed to cultivate cannabis in approximately 25,000 square feet of its facility in Cobourg, Ontario.

Forward-Looking Statements

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Certain statements contained in this press release constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws (collectively, "Forward-Looking Information"). Forward-Looking Information includes, but is not limited to, information with respect to FSD Pharma's strategy, plans or future financial or operating performance, receipt of any U.S. Food and Drug Administration ("FDA") approvals, the costs associated with such planned trials, our ability to obtain required funding and the terms and timing thereof, development of any FDA approved synthetic compounds, the successful treatment of diseases by such compounds, the ability to address the opioid crisis, the development of opioid sparing prescription drugs utilizing the micronized formulations of palmitoylethanolamide ("PEA"), and the objectives and timing of the initiation of Phase 1 first-in-human safety and tolerability trials for FSD 201 micro-PEA and statements regarding the closing of the offering.  The use of words such as "budget", "intend", "anticipate", "believe", "expect", "plan", "forecast", "future", "target", "project", "capacity", "could", "should", "focus", "proposed", "scheduled", "outlook", "potential", "estimate" and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions "may" or "will" occur, are intended to identify Forward-Looking Information and are based on FSD Pharma's current beliefs or assumptions as to the outcome and timing of such future events. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such Forward‐Looking Information. Certain of these risks and uncertainties are described in the Company's continuous disclosure filings available under the Company's SEDAR profile at www.sedar.com. Forward‐Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any Forward-Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.

Contacts for FSD Pharma:

For further information:

Sandy Huard, Head of Communications, FSD Pharma, Inc.

sandy@fsdpharma.com

(647) 864-7969

Investor Relations

IR@fsdpharma.com

www.fsdpharma.com

Or

LHA Investor Relations

Sanjay M. Hurry

shurry@lhai.com

(212) 838-3777

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